Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
 PharMerica Corporation

We consent to the incorporation by reference in the Registration Statements (Nos. 333-206452, 333-145137 and 333-195971) on Form S-8 of PharMerica Corporation of our report dated February 24, 2017 with respect to the consolidated balance sheets of PharMerica Corporation and subsidiaries (the Corporation) as of December 31, 2016 and 2015 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2016 and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of PharMerica Corporation.

Our report dated February 24, 2017, on the effectiveness of internal control over financial reporting as of December 31, 2016, expresses our opinion that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2016 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that a material weakness has been identified and is included in management's assessment. The material weakness related to the Corporation's internal controls over the completeness, existence, accuracy and valuation of the allowance for doubtful accounts for accounts receivable within the institutional pharmacy operating segment.

Our report dated February 24, 2017, on the effectiveness of internal control over financial reporting as of December 31, 2016, also contains an explanatory paragraph that states management has excluded the 2016 Acquisitions from its assessment of internal control over financial reporting as of December 31, 2016 and that we have excluded the 2016 Acquisitions from our audit of internal control over financial reporting.

/s/ KPMG LLP

Louisville, Kentucky
February 24, 2017